Exhibit 12

Ratio of Earnings to Fixed Charges

The following table sets forth MXenergy’s historical ratios of earnings to fixed charges for the periods indicated. The historical ratios are prepared on a consolidated basis in accordance with generally accepted accounting principles, or GAAP, and, therefore, reflect all consolidated earnings and fixed charges.

The ratio of earnings to fixed charges for each of the periods is determined by dividing earnings by fixed charges. Earnings consist of income (loss) from operations before income taxes, amortization of previously capitalized interest and fixed charges, exclusive of capitalized interest cost. Fixed charges consist of interest incurred, unrealized losses on interest rate swaps and amortization of deferred loan costs.

	Year Ended June 30,
	2006	2005	2004	2003	2002
Earnings before fixed charges:
Income (loss) before income taxes	$(66,783)	$41,230	$50,293	$22,460	$5,504
Interest and other debt expense	4,261	3,472	3,219	2,270	1,416
Estimated interest portion of rental expense	176	130	56	41	22
Earnings (loss) before fixed charges	$(62,346)	$44,832	$53,568	$24,771	$6,942
Fixed charges:
Interest and other debt expense	$4,261	$3,472	$3,219	$2,270	$1,416
Estimated interest portion of rental expense	176	130	56	41	22
Total fixed charges	$4,437	$3,602	$3,275	$2,311	$1,438
Ratio of earnings to fixed charges(1)(2)	—	12.45x	16.36x	10.72x	4.83x

(1)             The ratio of earnings to fixed charges was less than one-to-one for the year ended June 30, 2006. Earnings were insufficient to cover fixed charges by $66.8 million.

(2)             On a pro forma basis after giving effect to the Transactions, the ratio of earnings to fixed charges would have been less than one-to-one for the year ended June 30, 2006. Earnings would have been insufficient to cover fixed charges by $52.8 million.